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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                             COMSHARE, INCORPORATED
                            (Name of Subject Company)

                             COMSHARE, INCORPORATED
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                               Brian J. Jarzynski
          Senior Vice President, Chief Financial Officer and Treasurer
                             Comshare, Incorporated
                              555 Briarwood Circle
                            Ann Arbor, Michigan 48108
                                 (734) 994-4800
    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             Thomas S. Vaughn, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                                 (313) 568-6800


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 6 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 1, 2003, as amended by Amendment Nos. 1, 2, 3, 4 and 5 to the Schedule 14D-9 filed with the Securities and Exchange Commission on July 16, 2003, July 18, 2003, July 28, 2003, July 31, 2003 and August 1, 2003, respectively, by Comshare, Incorporated (the "Company"), a Michigan corporation, relating to the tender offer made by Conductor Acquisition Corp., (the "Purchaser") a Michigan corporation and an indirect wholly owned subsidiary of Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act, ("Geac"), as set forth in a Tender Offer Statement filed by Purchaser on Schedule TO, dated July 1, 2003, for all of the outstanding common stock of the Company, including the Series A Preferred Stock purchase rights associated thereto, at a price of $4.60 net per share, upon the terms and subject to the conditions set forth in the Schedule TO.

         Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase. The Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 8. ADDITIONAL INFORMATION.

            Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

            On Tuesday, August 12, 2003, the Company and Geac issued a joint press release whereby Geac announced that the expiration date of the subsequent offering period for its tender offer to purchase all the Company's outstanding common shares had been extended two days, to 5:00 p.m. EDT on Wednesday, August 13, 2003. Common shares of the Company validly tendered during the subsequent offering period will be accepted immediately and paid for promptly as they are accepted. Holders who validly tender during the subsequent offering period will receive the same offer price of US$4.60 net per share, in cash, that is payable to holders who tendered during the original offering period. Pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, no withdrawal rights will apply during the subsequent offering period. Based upon a preliminary tally by Equiserve Trust Company, N.A., the Depositary for the offer, 9,741,905 shares, or 89.8% of the Company's outstanding shares, had been validly tendered by the close of business on August 11, 2003, the originally scheduled expiration date for the subsequent offering period.

            The full text of the joint press release is attached hereto as Exhibit (a)(40).

ITEM 9. EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

EXHIBIT NUMBER                        DESCRIPTION
--------------                        -----------

(a)(40) Joint Press Release issued by Comshare, Incorporated and Geac Computer Corporation Limited on August 12, 2003.


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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 COMSHARE, INCORPORATED


                                 By:    /s/ Brian J. Jarzynski
                                      ----------------------------------------
                                        Brian J. Jarzynski
                                        Senior Vice President, Chief Financial
                                        Officer and Treasurer

Dated:  August 12, 2003


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                                 EXHIBIT INDEX



EXHIBIT NO.                         DESCRIPTION
-----------                        -----------

EX-(a)(40)        Joint Press Release issued by Comshare, Incorporated and Geac
                  Computer Corporation Limited on August 12, 2003.